Term sheet To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 3-A-I dated November 21, 2008	Term Sheet to Product Supplement No. 3-A-I Registration Statement No. 333-155535 Dated March 27, 2009; Rule 433

Structured Investments	JPMorgan Chase & Co. $ Floating Rate Notes Linked to the Consumer Price Index due April 17, 2014

General

  Senior unsecured obligations of JPMorgan Chase & Co. maturing April 17, 2014.
  With respect to the Initial Interest Periods, Interest on the notes will be payable monthly in arrears at a rate per annum equal to the Initial Interest Rate. With respect to each Interest Period (other than the Initial Interest Periods), Interest on the notes will be payable monthly in arrears at a rate per annum linked to the year-over-year change in the Consumer Price Index (“CPI”), as described below, multiplied by 1.50, which we refer to as the multiplier.
  The notes are designed for investors who seek (a) monthly interest payments, which except for the Initial Interest Periods, are linked to the year-over-year change in the CPI as determined on each Determination Date and multiplied by 1.50, and (b) full principal protection at maturity.
  Minimum denominations of $1,000 and integral multiples thereof.
  The terms of the notes as set forth below, to the extent they differ or conflict with those set forth in the accompanying product supplement no. 3-A-I, will supersede the terms set forth in product supplement no. 3-A-I.
  The notes are expected to price on or about April 14, 2009 and are expected to settle on or about April 17, 2009.

Key Terms

Maturity Date:	April 17, 2014
Interest:

With respect to each Interest Period, for each $1,000 principal amount note, the interest payment will be calculated as follows:
$1,000 × Interest Rate × (the actual number of days in the Interest Period/365)

Interest Rate:

With respect to the Initial Interest Periods, the Interest Rate will be equal to the Initial Interest Rate. With respect to each Interest Period (other than the Initial Interest Periods), a rate per annum equal to the year-over-year change in the CPI Rate on each applicable Determination Date multiplied by 1.50. In no case will the Interest Rate for any monthly Interest Period be less than the minimum Interest Rate of 0.00%.

Initial Interest Rate:	3.00% per annum.
Initial Interest Period(s):

The period beginning on and including the issue date of the notes and ending on but excluding the first Interest Payment Date and each successive period beginning on and including an Interest Payment Date and ending on but excluding April 17, 2010.

CPI Rate:	For any Interest Period (other than the Initial Interest Periods), the year-over-year change in the CPI will be calculated as follows:
CPIt - CPIt-12 CPIt-12

where: CPIt is the CPI level for the second calendar month prior to the calendar month of the applicable Determination Date, which we refer to as the reference month; and
CPIt-12 is the CPI level for the twelfth month prior to the applicable reference month.

CPI or Consumer Price Index:	The non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, as published on Bloomberg CPURNSA or any successor source.
Determination Dates:

Two business days immediately prior to the beginning of the applicable Interest Period. For example, April 15, 2010 is the Determination Date of the CPI Rate with respect to interest due and payable on May 17, 2010. On the April 15, 2010 Determination Date, interest will be based on changes between the CPI level in February 2009 and February 2010.

Interest Periods:

The period beginning on and including the issue date of the notes and ending on but excluding the first Interest Payment Date and each successive period beginning on and including an Interest Payment Date and ending on but excluding the next succeeding Interest Payment Date.

Interest Payment Dates:

Interest, if any, will be payable monthly in arrears on the 17th calendar day of each month (each such date, an “Interest Payment Date”), commencing May 17, 2009, to and including the Maturity Date. If an Interest Payment Date is not a business day, payment will be made on the immediately following business day, provided that any interest payable on such Interest Payment Date, as postponed, will accrue to but excluding such Interest Payment Date, as postponed, and the next Interest Period, if applicable, will commence on such Interest Payment Date, as postponed.

Payment at Maturity:	On the Maturity Date, we will pay you the principal amount of your notes plus any accrued and unpaid interest.
CUSIP:	48123LQ56

Investing in the Floating Rate Principal Protected Notes involves a number of risks. See “Risk Factors” beginning on page PS-4 of the accompanying product supplement no. 3-A-I and “Selected Risk Considerations” beginning on page TS-2 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 3-A-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet, the accompanying product supplement no. 3-A-I or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Fees and Commissions (2)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.
(2)	Please see “Supplemental Plan of Distribution” in this term sheet for information about fees and commissions.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. The notes are not guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.

March 27, 2009

Additional Terms Specific to the Notes

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008, relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 3-A-I dated November 21, 2008. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 3-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 3-A-I dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000119312508241439/d424b21.pdf

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Supplemental Information Relating to the Terms of the Notes

For purposes of the notes:
the following sentence will replace the last sentence of the first paragraph under “General Terms of Notes — Payment Upon an Event of Default” in the accompanying product supplement no. 3-A-I:

“In such case, interest will be calculated on the basis of a 365-day year and the actual number of days in such adjusted Interest Period and will be based on the CPI Rate on the Determination Date immediately preceding such adjusted Interest Period.”

Selected Purchase Considerations

  PRESERVATION OF CAPITAL AT MATURITY — You will receive at least 100% of the principal amount of your notes if you hold the notes to maturity, regardless of the year-over-year change in the CPI. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  MONTHLY INTEREST PAYMENTS — With respect to the Initial Interest Periods, Interest on the notes will be payable monthly in arrears at a rate per annum equal to the Initial Interest Rate. With respect to each Interest Period (other than the Initial Interest Periods), Interest on the notes will be payable monthly in arrears at a rate per annum linked to the CPI Rate on each applicable Determination Date multiplied by 1.50. The notes offer monthly interest payments at the applicable Interest Rate, which (other than the Initial Interest Rate in the Initial Interest Periods) may be zero. Interest, if any, will be payable monthly in arrears on the 17th calendar day of each month (each such date, an “Interest Payment Date”), commencing May 17, 2009, to and including the Maturity Date. Interest will be payable to the holders of record at the close of business on the date that is fifteen (15) calendar days prior to the applicable Interest Payment Date. Other than the Initial Interest Periods, the monthly interest payments are affected by, and contingent upon, the year-over-year change in the CPI. The yield on the notes may be less than the overall return you would receive from a conventional debt security that you could purchase today with the same maturity as the notes. If an Interest Payment Date is not a business day, payment will be made on the immediately following business day.
  INFLATION PROTECTION — The return on the notes, other than for the Initial Interest Periods, is linked to the performance of the Consumer Price Index, which measures the change in average prices of consumer goods over time, multiplied by 1.50.
  TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 3-A-I. Subject to the limitations described therein, in the opinion of our special tax counsel, Sidley Austin LLP, the notes will be treated for U.S. federal income tax purposes as “contingent payment debt instruments.” You will generally be required to recognize interest income in each year at the “comparable yield,” as determined by us. Interest included in income will increase your basis in the notes. Generally, amounts received at maturity or earlier sale or disposition in excess of your basis will be treated as additional interest income while any loss will be treated as an ordinary loss to the extent of all previous interest inclusions with respect to the notes, which will be deductible against other income (e.g., employment and interest income), with the balance treated as capital loss, the deductibility of which may be subject to limitations. Purchasers who are not initial purchasers of notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes, including the treatment of the difference, if any, between their basis in the notes and the notes’ adjusted issue price.
  Subject to certain assumptions and representations received from us, the discussion in this section entitled “Taxed as Contingent Payment Debt Instruments”, constitutes the opinion of Sidley Austin LLP regarding certain U.S. federal income tax treatment of owning and disposing of the notes.
  COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE —To obtain the projected payment schedule, contact a Certified Financial Analyst at the Global Securities Group Desk at 800-576-3529. Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount that we will pay on the notes.

JPMorgan Structured Investments — Floating Rate Notes Linked to the Consumer Price Index	TS-1

Selected Risk Considerations

  AFTER THE INITIAL INTEREST PERIODS, THE INTEREST RATE ON THE NOTES MAY BE ZERO — Other than for the Initial Interest Periods, you will receive an interest payment for the applicable Interest Period based on a rate per annum equal to the year-over-year change in the CPI, multiplied by 1.50, subject to the minimum Interest Rate of 0.00%. Therefore, if CPI decreases on a year-over-year basis (or there is no change in CPI) in any Interest Period (other than the Initial Interest Periods), the Interest Rate on your notes for such Interest Period will be equal to zero.
  FLOATING RATE NOTES DIFFER FROM FIXED RATE NOTES — Other than the Initial Interest Rate, the rate of interest paid by us on the notes for each Interest Period will be equal to the CPI Rate multiplied by 1.50, which may be less than returns otherwise payable on debt securities issued by us with similar maturities. You should consider, among other things, the overall potential annual percentage rate of interest to maturity of the notes as compared to other investment alternatives.
  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Payment on the notes is dependent on JPMorgan Chase & Co.’s ability to pay the amount due on the notes at maturity, and therefore your payment on the notes is subject to our credit risk and to changes in the market’s view of our creditworthiness.  Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which J.P. Morgan Securities Inc., which we refer to as JPMSI, will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the CPI on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility in the CPI;
    the time to maturity of the notes;
    interest and yield rates in the market generally, as well as the volatility of those rates;
    fluctuations in the prices of various consumer goods and energy resources;
    inflation and expectations concerning inflation;
    a variety of economic, financial, political, regulatory or judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What is the Consumer Price Index?

The CPI for purposes of the notes is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, reported monthly by the Bureau of Labor Statistics of the U.S. Labor Department (the “BLS”) and published on Bloomberg CPURNSA or any successor source. For additional information about the CPI see “Description of Notes – The Consumer Price Index” in the accompanying product supplement no. 3-A-I.

JPMorgan Structured Investments — Floating Rate Notes Linked to the Consumer Price Index	TS-2

Hypothetical Interest Rates Based on Historical CPI Levels

Provided below are historical levels of the CPI as reported by the BLS for the period from January 2002 to February 2009. Also provided below are the hypothetical Interest Rates for hypothetical interest payments in the calendar months from April 2003 to May 2009 that would have resulted from the historical levels of the CPI presented below, based on the multiplier of 1.50. We obtained the historical information included below from Bloomberg Financial Markets and we make no representation or warranty as to the accuracy of completeness of the information so obtained from Bloomberg Financial Markets.

The historical levels of the CPI should not be taken as an indication of future levels of the CPI, and no assurance can be given as to the level of the CPI for any reference month. The hypothetical Interest Rates that follow are intended to illustrate the effect of general trends in the CPI on the amount of interest payable to you on the notes and assume that the change in the CPI will be measured on a year-over-year basis. However, the CPI may not increase or decrease over the term of the notes in accordance with any of the trends depicted by the historical information in the table below, and the size and frequency of any fluctuations in the CPI level over the term of the notes, which we refer to as the volatility of the CPI, may be significantly different than the historical volatility of the CPI indicated in the table. Additionally, for ease of presentation, the hypothetical Interest Rates set forth below have only been calculated to the third decimal point and rounded to the nearest second decimal point, which is different from the rounding convention applicable to the notes. As a result, the hypothetical Interest Rates depicted in the table below should not be taken as an indication of the actual Interest Rates that will be paid with regard to the Interest Periods over the term of the notes.

Hypothetical Interest Calculation

For example, if April 15, 2009 were a Determination Date for an Interest Period other than an Initial Interest Period, the hypothetical Interest Rate would be 0.35% per annum, resulting in a hypothetical $0.29 interest payment per $1,000 principal amount note for the hypothetical Interest Period from and including April 17, 2009 to but excluding May 17, 2009. This monthly interest payment is calculated as follows:

$1,000 × 0.35% × (30/365) = $0.29

The Interest Rate of 0.35% per annum is calculated by multiplying the CPI Rate by 1.50. The CPI Rate is calculated based on the percent change in the CPI for the one year period from February 2008 (211.693) to February 2009 (212.193) as follows:

CPI Rate =	212.193 – 211.693 211.693	= 0.24% per annum

Multiplying the CPI Rate of 0.24% by 1.50 results in the hypothetical Interest Rate applicable for that month of 0.35% per annum. The example above is simplified and the calculation is rounded for ease of analysis.

Supplemental Plan of Distribution

JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission that will depend on market conditions on the pricing date. In no event will that commission, which includes structuring and development fees, exceed $40.00 per $1,000 principal amount note. See “Plan of Distribution” beginning on page PS-15 of the accompanying product supplement no. 3-A-I.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee. In no event will the total amount of these fees exceed $40.00 per $1,000 principal amount note.

JPMorgan Structured Investments — Floating Rate Notes Linked to the Consumer Price Index	TS-3